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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ITT Educational Services Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45068B109

(CUSIP Number)

Yude Zhang

51 Golden Eagle
Irvine, CA 92603
(949) 702-6208

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45068B109

1.	Names of Reporting Persons. Yude Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,229,382
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,229,382
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,229,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.46%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 45068B109

1.	Names of Reporting Persons. Zhifeng Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,229,382
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,229,382
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,229,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.46%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 45068B109

1.	Names of Reporting Persons. KHLU Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,229,382
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,229,382
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,229,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.46%
14.	Type of Reporting Person (See Instructions) CO

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This Amendment No.3 (the “Amendment”) amends and supplements the Statement on Schedule 13D, filed on May 16, 2016, as amended by Amendment No. 1 filed on June 20, 2016 and as amended by Amendment No. 2 filed on July 7, 2016. Except as specifically set forth below, the Original Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 23,988,384 shares of Common Stock outstanding (the “Shares”) as disclosed by the Issuer in its most recently filed Form 10-Q.

As of the date of this Amendment No.3, the Reporting Persons beneficially owned in the aggregate 3,229,382 Shares. Such Shares constitute approximately 13.46% of the total outstanding Shares of the Company. All of the 3,229,382 Shares are currently held by KHLU Limited. All of the Shares were acquired through open market purchases. As the sole director or sole shareholder, as applicable, of KHLU Limited, each of Messrs Yude Zhang and Zhifeng Zhang might be deemed to have sole or shared power to direct the disposition of such Shares. Mr. Yude Zhang expressly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

The transactions in Common Stock effected by the KHLU Limited since the filing of the Schedule 13D on July 7, 2016 are set forth below.

Date	Number of Shares Purchased	Average Purchase Price
7/18/2016	98,613	$2.08
7/19/2016	51,879	$2.06
7/27/2016	114,188	$2.10

To the knowledge of each Reporting Person, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2016
Date

/s/ Yude Zhang
Signature

Yude Zhang
(Name/Title)

July 29, 2016
Date

/s/ Zhifeng Zhang*
Signature

Zhifeng Zhang
(Name/Title)

*By:	Yude Zhang
Attorney-in-Fact for Zhifeng Zhang

KHLU Limited July 29, 2016
Date

/s/ Yude Zhang
Signature

Director
(Name/Title)

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